McAFEE & TAFT
A PROFESSIONAL CORPORATION

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211 NORTH ROBINSON • OKLAHOMA CITY, OK 73102-7103
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www.mcafeetaft.com

Wagner R. Dias da Silva Attorney At Law Writer direct (405) 552-2374 Fax (405) 228-7374 wagner.diasdasilva@mcafeetaft.com
February 25, 2021
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Re:      Request for Limited/Selective Review – American Fidelity Separate Account B Post-Effective Registration Statement on Form N-4 (File Nos. 333-25663, 811-08177)
Ladies and Gentlemen:
Included for filing with the Commission via EDGAR is a Post-Effective Amendment to Registration Statement on Form N-4 (the “Registration Statement”) filed on behalf of American Fidelity Separate Account B (the “Separate Account”).  We are requesting limited or selective review of the Registration Statement with regard to the matter described below.
The Separate Account is filing the Registration Statement under Rule 485(a) in order to give the staff have the opportunity to selectively review Registrant’s form of initial summary prospectus (ISP) for compliance with new rule 498A and the revised form N-4 requirements prior to its first use. The Registrant only offers one contract class and there were no material changes to the offered contracts. There were no material changes the Registration Statement other than the addition of the Registrant’s form of ISP as Exhibit 11 thereto and such other changes as were required for compliance with the amendments to form N-4.
  Please note that certain information that is required to be included in the Registration Statement (including in the form of ISP) will be included in a subsequent post-effective amendment filing to occur upon receipt of any comments from the Commission with regard to the requested limited review.  Such information includes, but is not limited to, (i) the website address where the certain required information/documents will be available; (ii) information re: portfolio company fees and expense and performance information, (iii) fee table example numbers; (iv) the required financial statements and (v) the report and consent of the Fund’s independent accountants.
Please do not hesitate to contact me or Jennifer Wheeler should you have any questions.
Very truly yours,
/s/ Wagner R. Dias da Silva
Wagner R. Dias da Silva

WRD:cae
Enclosures

cc: Jennifer Wheeler
Vice President and Senior Counsel
American Fidelity Assurance Company
Jennifer.Wheeler@camgenpartners.com
405.416.7984